FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Semi-Annual Report pursuant to Article 24-5.1 of the Securities and Exchange Law of Japan

2.	Press release dated January 25, 2007 regarding Hitachi’s comments on fine imposed by European Commission for violation of EC Treaty ban on restrictive business practices

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date January 29, 2007	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Executive Vice President and Executive Officer

(English Summary)

Semi-Annual Report pursuant to Article 24-5.1 of

the Securities and Exchange Law of Japan

For the first half of 138th business term

(from April 1, 2006 to September 30, 2006)

Hitachi, Ltd.

Tokyo, Japan

Note:	This is an English summary of the Semi-Annual Report filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance on December 20, 2006 pursuant to the Securities and Exchange Law of Japan. Certain information which has been previously filed with the SEC in other reports or is not material is omitted from this English summary.

CAUTIONARY STATEMENT

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	increasing commoditization of information technology products, and intensifying price competition in the markets for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

•	general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•	uncertainty as to the results of litigation and legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained elsewhere in Hitachi’s filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

Outline

1. Changes in Major Consolidated Subsidiaries

The following transactions became effective on April 1, 2006.

Hitachi Plant Engineering & Construction Co., Ltd. acquired a part of Industrial Systems Group of Hitachi, Ltd. (the “Company”) through a corporate split, merged with Hitachi Kiden Kogyo, Ltd. and Hitachi Industries Co., Ltd. and changed its name to Hitachi Plant Technologies, Ltd.

Hitachi Air Conditioning Systems Co., Ltd. merged with Hitachi Home & Life Solutions, Inc. and changed its name to Hitachi Appliances, Inc.

Hitachi Engineering & Services Co., Ltd. acquired Power Systems Division of Hitachi Engineering Co., Ltd. through a corporate split and changed its name to Hitachi Engineering & Services Co., Ltd. Hitachi Engineering Co., Ltd. merged with Hitachi Information & Control Solutions, Ltd.

2. Number of Employees by Industry Segment (Consolidated basis)

(As of September 30, 2006)

Information & Telecommunication Systems	95,380
Electronic Devices	28,293
Power & Industrial Systems	82,664
Digital Media & Consumer Products	38,336
High Functional Materials & Components	54,868
Logistics, Services & Others	29,276
Financial Services	3,948
Corporate	3,108

Total	335,873

The number of employees of Hitachi, Ltd. was 38,634 as of September 30, 2006.

The Business

1. Operating Results

During the half-year under review, the Japanese economy remained steady generally thanks to the rise in private sector plant and equipment investment. Overseas, although experiencing slowdown in consumer spending, growth in private sector plant and equipment investment contributed the steady growth in the U.S. economy. The European economies continued recovery at a moderate pace, the Asian economies continued to prosper, mainly in China.

Against this backdrop, the Hitachi Group (Hitachi, Ltd., its consolidated subsidiaries and equity-method affiliates) strove to lower costs and improve productivity, focused capital investment on carefully selected growth sectors and reorganized operations to boost competitiveness. Revenues increased 8% from the same period of the preceding year, to JPY4,770,904 million. Operating income fell 74%, to JPY19,857 million. Non-operating income was up 34%, to JPY39,008 million from a year earlier mainly due to an increase in gain on sale of securities. Non-operating expense increased JPY8,345 million, to JPY33,052 million. As a result, income before income taxes and minority interests decreased 69% from the same period of the preceding year, to JPY25,813 million. Net loss for the half year under review was JPY78,086 million.

The business results are analyzed by segment in the following overview. Segment revenues figures include intersegment transactions.

In Information & Telecommunications Systems, segment revenues rose 9% from the same period of the preceding year, to JPY1,147,815 million thanks to strong performance by the service businesses mainly in outsourcing services business and solutions business, hard disk drives and SAN/NAS storage solutions business due to the increased demand. Operating income fell 40% from a year earlier, to JPY13,873 million, despite a smaller loss in the hard disk drives, chiefly as a result of investment in product development in information network equipment. Orders received by the Company’s Information & Telecommunications Systems division, the segment’s mainstay, increased those of the same period a year earlier.

In Electronic Devices, segment revenues increased 11% from the same period of the preceding year, to JPY645,921 million, due to the growth in advanced industrial materials, semiconductor manufacturing equipment and hard disk drives related manufacturing equipment, as well as small and medium-sized LCDs. Operating income rose 161%, to JPY24,088 million, chiefly because of the advancement in LCDs related manufacturing equipment and hard disk drives related manufacturing equipment and clinical analyzer for overseas and reduction of loss in small and medium-sized LCDs.

In Power & Industrial Systems, segment revenues came to JPY1,280,816 million, substantially unchanged from the same period of the preceding year. Although automotive products grew and elevators and escalators showed good performance thanks to increased demand in China, as well as construction machinery which was also boosted mainly by increased demand, revenues were pushed down by the fact that sales of the former Hitachi Air Conditioning Systems Co., Ltd. were credited to Digital Media & Consumer Products starting from the half-year period under review because of the merger of this company with Hitachi Home & Life Solutions, Inc. Revenues in power business also declined. The segment recorded an operating loss of JPY45,334 million caused mainly by repair expenses for domestic nuclear power plant and by additional costs for overseas thermal power plant.

In Digital Media & Consumer Products, segment revenues were up 24% from the same period of the preceding year, to JPY758,759 million. It was mainly because the revenues of the former Hitachi Air Conditioning Systems Co., Ltd. being stated as revenues of Digital Media & Consumer Products. Stronger performance by flat panel TVs and mobile phones made an additional contribution thanks to the increased demand. The segment posted an operating loss of JPY34,468 million, which decreased JPY18,237 million from the same period of the preceding year, attributable to an increase of marketing-related investments and price declining in flat panel TVs. Poor showings by DVD recorders due to decline in price and household air-conditioners negatively affected by unfavorable weather.

In High Functional Materials & Components, segment revenues increased 14% from the same period of the preceding year, to JPY870,283 million. The improvement was driven primarily by wires, cables and wiring components by strong demand and inflating raw materials prices. Materials and components for automotive products and electronics related products such as semiconductors materials made an additional contribution. Amount of orders received by three main companies of the segments, Hitachi Metals, Ltd., Hitachi Cable, Ltd. and Hitachi Chemical Co., Ltd., increased 15% from the same period of the preceding year, to JPY437,291 million. Operating income was up 33%, to JPY63,886 million from the same period of the preceding year due to the increased revenues and lowering costs.

In Logistics, Services & Others, segment revenues rose 7% from the same period of the preceding year, to JPY610,984 million, due primarily to the good performance in third-party logistics services and overseas sales subsidiaries. Buoyed not only by higher revenues in logistics business especially in third-party logistics services and effect of lowering costs, but good performance of a service company in Japan, operating income increased 16%, to JPY7,986 million.

In Financial Services, segment revenues were up 1% from the same period of the preceding year, to JPY263,658 million and operating income decreased 2%, to JPY15,758 million.

Results are analyzed by geographic segment in the following overview. Segment revenues figures include intersegment transactions.

In Japan, owing to solid performance showed in construction machinery and service businesses in Information & Telecommunications Systems and increase in flat panel TVs, revenues increased 7% from the same period of the preceding year, to JPY3,875,217 million. Operating income decreased 85% from the same period of the preceding year, to JPY16,713 million due mainly by repair expenses for nuclear power plant and additional costs for overseas thermal power plant, although operating income in construction machinery increased.

In Asia, revenues increased 30%, to JPY946,912 million, mainly due to increase in LCDs, digital media related products and elevators and escalators. Operating income grew JPY8,643 million, to JPY561 million mainly due to an increase in LCDs, elevators and escalators and improvement in hard disk drives.

In North America, segment revenues increased mainly due to an increase in flat panel TVs, automotive products, construction machinery and SAN/NAS storage solutions business, to JPY512,657 million, which increased 14% from the same period of the preceding fiscal year. Operating income grew 107%, to JPY 15,900 million due primarily to an increase in construction machinery, flat panel TVs and hard disk drives.

In Europe, segment revenues rose 18%, to JPY297,692 million and operating income increased 98%, to JPY8,228 million, due primarily to the good results in construction machinery and SAN/NAS storage solutions business.

In other areas, segment revenues increased 33% from the same period of the preceding year, to JPY78,370 million. Operating income increased 72%, to JPY3,563 million.

2. Cash Flows

(Cash flows from operating activities)

Owing to the operating loss posted by Power & Industrial Systems and Digital Media & Consumer Products segment and the declines in operating income in Information & Telecommunications Systems, net loss amounted JPY78,086 million, JPY67,140 million decrease from the same period of the preceding year. Steps taken to improve fund utilization efficiency by reducing accounts receivable worked in combination with accelerated collection of accounts receivable by securitization of receivables to help reduce trade receivables JPY41,154 million and the balance became JPY179,067 million. Increase in inventories rose JPY122,304 million, to JPY 274,363 million affected by growing revenues and inflating raw materials prices, on the other hand, increase in trade payables grew JPY119,219 million, to JPY61,707 million. As a result of the foregoing, net cash provided by operating activities decreased JPY43,601 million from the same period a year earlier, to JPY177,504 million.

(Cash flows from investing activities)

Although decrease in short-term investments increased JPY32,648 million, to JPY7,362 million, net investment in fixed assets, the total of purchase of tangible fixed assets (excluding assets to be leased), purchase of assets to be leased, collection of investments in leases, and proceeds from disposal of rental assets and other property, increased JPY93,580 million from the same period a year earlier, to JPY269,335 million, mainly because of accelerated investment for promoting industrial capacity in hard disk drives, plasma display panels and automotive related components manufacturing equipment. Purchase of investments and subsidiaries’ common stock generated cash outflow of JPY34,116 million, increased JPY48,389 million from the same period of the preceding year, owing mainly to the investment to the joint-company for manufacturing and sale of LCDs. Sale of investments and subsidiaries’ common stock increased JPY6,746 million, to JPY42,861 million, mainly because of the sale of shares of a part of Elpida Memory, Inc. As a result of the foregoing, net cash used in investing activities increased JPY52,195 million from the same period of the preceding year, to JPY307,687 million.

(Cash flows from financing activities)

Payments on debentures and long-term debt decreased JPY23,624 million from a year earlier, to JPY183,538 million. Increase in short-term debt increased JPY113,417 million, to JPY108,033 million due to the increased issue of commercial paper in response to the funding requirements. Proceeds from debentures and long-term debt increased JPY26,957 million, to JPY233,287 million. As a result of these factors, cash inflows from financing activities increased JPY159,790 million from the same period of the preceding year, to JPY122,049 million.

As a result of the foregoing, cash and cash equivalents at the end of the half-year period under review amounted JPY651,221 million, a decrease of JPY7,034 million from the end of the preceding fiscal year. So-called free cash flows, defined as the sum of cash flows from operating activities and cash flows from investing activities, decreased JPY95,796 million from the same period of the preceding year, to an outflow of JPY130,183 million.

3. Research and Development Expense (Consolidated basis)

(Millions of yen)

Industry Segment	First Half of Fiscal 2006

Information & Telecommunication Systems	80,535
Electronic Devices	22,827
Power & Industrial Systems	40,957
Digital Media & Consumer Products	18,890
High Functional Materials & Components	24,722
Logistics, Services & Others	442
Financial Services	782
Corporate	12,648

Total	201,803

Capital Investment (Consolidated basis)

(Millions of yen)

Industry Segment	First Half of Fiscal 2006	Fiscal 2006 (Revised Forecast)

Information & Telecommunication Systems	71,490	162,000
Electronic Devices	17,527	42,000
Power & Industrial Systems	71,820	133,000
Digital Media & Consumer Products	30,152	54,000
High Functional Materials & Components	46,302	98,000
Logistics, Services & Others	13,058	38,000
Financial Services	267,922	550,000
Eliminations & Corporate items	(15,555)	(27,000)

Total	502,716	1,050,000

Information on the Company

1. Capital as of September 30, 2006                                282,033 million yen

2. Shares Issued (Common Stock)

Number of shares issued as of September 30, 2006:	3,368,126,056 shares
Number of shares issued as of December 20, 2006:	3,368,126,056 shares

The common stock of the Company is listed on the Tokyo, Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan and on the New York Stock Exchange overseas. The Company delisted its shares (represented by depositary receipts) from Frankfurt Stock Exchange in July 2006.

3. Major Shareholders

(As of September 30, 2006)

	Name of Shareholders	Number of Shares Owned (Shares)	Percentage to Total Shares Issued (%)

1	NATS CUMCO	300,769,700	8.93
2	State Street Bank and Trust Company	198,832,438	5.90
3	The Master Trust Bank of Japan, Ltd.	191,272,000	5.68
4	Japan Trustee Services Bank, Ltd.	144,993,000	4.30
5	Nippon Life Insurance Company	100,003,195	2.97
6	Hitachi Employees’ Shareholding Association	94,006,952	2.79
7	The Chase Manhattan Bank, N.A. London	76,591,618	2.27
8	The Dai-Ichi Mutual Life Insurance Company	76,096,222	2.26
9	Trust & Custody Services Bank, Ltd.	59,774,000	1.77
10	Meiji Yasuda Life Insurance Company	49,099,818	1.46

(Note1)	NATS CUMCO is the nominee name of the depositary bank, Citibank, N.A., for the aggregate of the Company’s American Depositary Receipts (ADRs) holders.

(Note2)	The Company received copies of filings made to the Kanto Local Finance (covered period: April 2006 to September 2006, on the basis of date of event which requires reporting). The summary of these copies are as follows. These filings represent reports on beneficial ownership of more than 5% of total issued voting shares under the Securities and Exchange Law of Japan.

(i) Nomura Securities Co., Ltd.

Name of Reporting Person	Nomura Securities Co., Ltd.

Date of Event Which Requires Reporting	May 31, 2006

Amount of Shares Beneficiary Owned by The Reporting Person	183,614,337 shares represented by 62,051,837 shares of common stock and share purchase warrants of 121,654,500 shares deducting 92,000 shares as credit trading

Percentage to Total Shares Issued	5.26%

(ii) Barclays Global Investors Japan Trust & Banking Co., Ltd.

Name of Reporting Person	Barclays Global Investors Japan Trust & Banking Co., Ltd.

Date of Event Which Requires Reporting	September 30, 2006

Amount of Shares Beneficiary Owned by The Reporting Person	116,505,409 shares

Percentage to Total Shares Issued	3.46%

(iii) Dodge & Cox

Name of Reporting Person	Dodge & Cox

Date of Event Which Requires Reporting	September 30, 2006
Amount of Shares Beneficiary Owned by The Reporting Person	186,422,000 shares

Percentage to Total Shares Issued	5.53%

(iv) Brandes Investment Partners, L.P.

Name of Reporting Person	Brandes Investment Partners, L.P.

Date of Event Which Requires Reporting	September 30, 2006
Amount of Shares Beneficiary Owned by The Reporting Person	295,518,982 shares

Percentage to Total Shares Issued	8.77%

4. Share Price

The following table sets forth the reported high and low revenues prices of the Company’s common stock on the Tokyo Stock Exchange.

	Price Per Share of Common Stock
	(Yen)
	High	Low
Monthly Information
April 2006	888	823
May 2006	863	746
June 2006	785	709
July 2006	773	686
August 2006	761	669
September 2006	756	644

Financial Statements

The interim consolidated financial statements of Hitachi, Ltd. and its subsidiaries were included in the Form 6-K which was submitted to the SEC on December 28, 2006.

(Note) Segment information and operating income shown in this document have been prepared in conformity with accounting principles generally accepted in Japan.

Hitachi comments on fine imposed by European Commission for

violation of EC Treaty ban on restrictive business practices

Tokyo, January 25, 2007 — Hitachi, Ltd. (TSE: 6501/ NYSE: HIT) today comments on fine imposed by European Commission for violation of EC Treaty ban on restrictive business practices.

On January 24, 2007, the European Commission has ordered Hitachi to pay a fine of 50,400,000 euros (approx. 7.9 billion yen) for infringement of EC anti-trust rules regarding competitive bidding for a gas insulated switchgear (GIS) equipment for use at power substations. Also, the Commission has ordered Hitachi, Japan AE Power Systems Corporation (Hitachi’s equity method company), Fuji Electric Holdings Co., Ltd. and Fuji Electric Systems Co., Ltd. to be jointly and severally liable to pay a fine of 1,350,000 euros (approx. 200 million yen).

Although Hitachi was formerly a supplier of GIS products, it has never sold GIS equipment in Europe. Hitachi believes that it is not in violation of European anti-trust law with regard to tenders for GIS products.

Hitachi will carefully review the substance of the Commission’s decision and consider a number of options including the filing of an appeal with the European Court of First Instance.

As Hitachi cannot judge the effect of this matter on business results at this point, it will not revise its financial forecast for fiscal 2006.

About Hitachi

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 356,000 employees worldwide. Fiscal 2005 (ended March 31, 2006) consolidated sales totaled 9,464 billion yen ($80.9 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company's website at http://www.hitachi.com.

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